United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Vale informs resignation of member of the Board of Directors

Rio de Janeiro, November 22, 2021 – Vale S.A. ("Vale" or "Company") informs shareholders and the market that Vale’s Board of Directors, today, has received a letter from the director Mr José Maurício Pereira Coelho informing his resignation to the position of member of the Board of Directors.

The Company clarifies that, given the resignation mentioned above, the Board of Directors will meet in the coming days to evaluate, under art. 11, §9 of the Bylaws, the nomination of a substitute to fill a vacancy until the next General Meeting of Shareholders. Considering the current Board of Directors was elected under the cumulative voting regime, the next General Meeting of Shareholders, according to art. 11, §12 of the Bylaws and article 141, §3 of Law 6,404 / 76, will elect the entire Board of Directors, except for the member elected by Vale's employees.

Vale will keep the market informed of relevant news regarding this notice.

Gustavo Duarte Pimenta

Diretor Executivo de Relações com Investidores

Desde o início do surto de Covid-19, nossa maior prioridade é a saúde e a segurança de nossos funcionários. Nossa equipe de RI adotou o trabalho remoto e, à medida que continuamos a enfrentar essas novas circunstâncias, recomendamos que priorize contato por e-mail e ferramentas on-line.

Para mais informações, contatar:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

Esse comunicado pode incluir declarações que apresentem expectativas da Vale sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras, envolvem vários riscos e incertezas. A Vale não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relacionados a: (a) países onde temos operações, principalmente Brasil e Canadá, (b) economia global, (c) mercado de capitais, (d) negócio de minérios e metais e sua dependência à produção industrial global, que é cíclica por natureza, e (e) elevado grau de competição global nos mercados onde a Vale opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Vale, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários – CVM, na U.S. Securities and Exchange Commission – SEC em particular os fatores discutidos nas seções “Estimativas e projeções” e “Fatores de risco” no Relatório Anual - Form 20F da Vale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: November 22, 2021		Head of Investor Relations